

August 30, 2011

<u>Via Facsimile</u>
Mr. Christopher J. Klein
President and Chief Executive Officer
Fortune Brands Home & Security LLC
520 Lake Cook Road
Deerfield, IL 60015-5611

> **Re:    Fortune Brands Home & Security LLC**
> **Amendments 4 and 5 to Registration Statement on Form 10**
> **Filed August 22 and 26, 2011**
> **File No. 1-35166**

Dear Mr. Klein:

We reviewed the filings and have the comment below.

<u>Exhibit 10.6</u>

1. We note that you did not file the schedules and exhibits to the credit agreement filed as exhibit 10.6.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments.  Please refile the complete credit agreement, including its schedules and exhibits.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Lisa H. Etheredge at (202) 551-3424 or Rufus G. Decker at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director